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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                (Amendment No. 1)
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 WRP CORPORATION
                       (formerly known as Mbf USA, Inc.)
              ----------------------------------------------------
                                (Name of Issuer)

                            Common Stock. $.01 Value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   025480 104
              ----------------------------------------------------
                                 (CUSIP Number)

                                  Lew Kwong Ann
                          500 Park Bouleard Suite 1260
                             Itasca, Illinois 60143
                                 (630) 285-9191
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                               Stephen M. Wiseman
                                 King & Spalding
                           1185 Avenue of the Americas
                            New York, New York 10036

                                  June 7, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), or (4), check the following box |_|.

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission.
       See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of 5 Pages)

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CUSIP No. 025480 104              SCHEDULE 13D                Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
            WRP Asia Pacific Sdn Bhd (formerly known as Wembley Rubber Products
      (M) Sdn Bhd)

      S.S or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Malaysia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               3,752,538(1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             -0-
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        3,752,538
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,752,538
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      54.2%(2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

----------

      (1) Represents 1,252,538 shares of Class A Common Stock of the Issuer which are convertible into Common Stock on a one-for-one basis and 2,500,000 shares of Common Stock owned directly.

      (2) This percentage is based upon the conversion of all 1,252,538 shares of Class A Common Stock into Common Stock and the issuance of an additional 2,500,000 shares of Common Stock by the Issuer in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation S thereunder.


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                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

      This Amendment No. 1 to the Schedule 13D filed by WRP Asia Pacific Sdn Bhd (formerly known as Wembley Rubber Products (M) Sdn Bhd) on April 10, 1998 hereby amends and replaces Items 1, 2 and 4 as follows:

Item 1.                        Security and Issuer

      The title of the class of equity securities to which this statement relates is shares of Common Stock, $.01 per share par value, of WRP Corporation, formerly known as Mbf USA, Inc. (the "Issuer").

      The name and address of the principal executive offices of the Issuer are:

           WRP Corporation
           500 Park Blvd., Suite 1260
           Itasca, Illinois 60143

Item 2.                      Identity and Background

      (a) Name:                         WRP Asia Pacific Sdn Bhd

      (b) Business Address:             Wisma Denmark
                                        28th Floor
                                        86, Jalan Ampang
                                        50450 Kuala Lumpur
                                        Malaysia

      (c) WRP Asia Pacific Sdn Bhd ("WRP"), designs, develops, manufacturers and sells various types of gloves for use in the medical field and other contamination control industries.

      (d) During the last five years, WRP was not convicted in a criminal proceeding.

      (e) During the last five years, WRP was not a party to a civil proceeding of any judicial or administrative body which resulted in a judgment or order relating to a violation of any federal or state securities laws.

      (f) WRP is a Malaysian corporation.


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

Item 4.                      Purpose of Transaction.

      On June 7, 1999, WRP made a proposal to the Board of Directors of the Issuer to combine WRP and the Issuer. The proposed offer contemplates that the existing public shareholders of the Issuer would own approximately 10% of the new combined company, the shares of which would remain publicly traded. WRP's proposal is subject to, among other things, the approval of the holders of a majority of the Issuer's outstanding shares of Common Stock who are not affiliated with WRP. WRP has requested that the Issuer's Board of Directors establish a special committee of directors who are not affiliated with WRP to evaluate WRP's proposal.

      Except as set forth above, WRP has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) thru (j) of Item 4 of Schedule 13D; provided, however, as the holder of all of the Issuer's Class A Common Stock, WRP has the ability to appoint a majority of the Issuer's Board of Directors and may effect changes in the Issuer's Board of Directors as it sees fit.


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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 1999

                                             WRP ASIA PACIFIC SDN BHD


                                             By: /s/ Lew Kwong Ann
                                                 -------------------------------
                                                 Name:  Lew Kwong Ann
                                                 Title: Director


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